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                                    EXHIBIT F

                     Cover Letter from Mellon Hedge Advisers

October 4, 2010

Re: Mellon Optima L/S Strategy Fund, LLC (the "Fund")

Dear Investor:

We are pleased to inform you that we are preparing a proposal for the Fund's Board of Directors to consider changing the Fund's federal income tax status in order to become a "Form 1099 issuer." We are seeking this change based on investor feedback and with the goal of reducing the tax filing burden typically associated with investments in hedge funds that provide tax reports on Schedule K-1.

Our goal is to simplify investors' tax reporting by making the Fund's tax treatment substantially similar to that of a publicly offered mutual fund. For this to happen, the Fund would change its federal tax election from a partnership to a "regulated investment company" (a "RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986. We are working diligently with the Fund's various service providers to analyze and understand all the implications and potential risks associated with our proposal. If the Board approves the proposal and we are able to effectuate such a conversion, then the Fund expects to implement the change in early 2011. We have included additional information on these plans, including associated risks, in the attached Cover Letter and Notice of Offer to Purchase. We recommend that you read these materials carefully.

We sincerely appreciate your past support and look forward to continuing our business relationship in the future. Please do not hesitate to contact Mellon Hedge Advisors at (877) 257-0004 should you have any questions regarding the Fund.

Sincerely,

Mellon Hedge Advisors LLC